February 6, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Julie F. Rizzo, Attorney-Advisor

Re:   S&W Seed Company
        Post-effective Amendment to Form S-1 on S-3 (No. 333-164588)
        Registration Statement on Form S-3 (Registration No. 333-178481)

Ladies and Gentlemen:

S&W Seed Company, a Delaware corporation (the "Company"), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date of the Company's Registration Statement on Form S-3 (File No. 333-178481) ("Form S-3") and its Post-effective Amendment to Form S-1 on Form S-3 (the "Post-effective Amendment" and collectively with the Form S-3, the "Filings") be accelerated and that both the Form S-3 and the Post-effective Amendment be declared effective on February 8, 2012 at 9:00 a.m. Eastern time, or as soon as possible thereafter.

In connection with the above request, the Company hereby acknowledges that:

1. Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Form S-3 and the Post-effective Amendment effective, it does not foreclose the Commission from taking any action with respect to the Filings;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

3. The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Debbie Weiner of Wickersham & Murphy, P.C. at (650) 323-6400 x14 with any questions you may have regarding this letter or the Filing.

Very truly yours,

S&W SEED COMPANY

By: /s/ Matthew K. Szot
     Matthew K. Szot
    Senior Vice President and Chief Financial Officer